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                                        53rd at Third
                                        885 Third Avenue
                                        New York, New York  10022-4834
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                                        www.lw.com
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Mr. Michael K. Pressman
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC  20549-0405


         Re:      Books-A-Million, Inc.
                  Schedule TO-I filed June 23, 2005 (File No. 5-43790)

Dear Mr. Pressman:

         On behalf of our client, Books-A-Million, Inc. (the "Company"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated June 29, 2005, with respect to the Company's above-referenced Schedule TO-I filed with the Commission on June 23, 2005 (the "Schedule TO"). Earlier today, the Company filed via EDGAR Amendment No. 1 to the Schedule TO ("Amendment No. 1").

         The Staff's comments are set forth below in capitalized letters, followed by the Company's responses to each comment. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Schedule TO.


General

1. REVISE THE COVER PAGE OF THE OFFER TO PURCHASE AND THROUGHOUT THE DOCUMENT TO STATE THAT YOU WILL RETURN SHARES NOT ACCEPTED FOR PAYMENT "PROMPTLY," NOT "AS PROMPTLY AS PRACTICABLE," FOLLOWING THE EXPIRATION OR TERMINATION OF THE OFFER. REFER TO RULES 13E-4(f)(5) AND 14E-1(c). SIMILARLY REVISE THE DISCLOSURE TO CLARIFY THAT YOU WILL PAY THE PURCHASE PRICE "PROMPTLY," NOT "AS PROMPTLY AS PRACTICABLE" OR "AS SOON AS PRACTICABLE," AFTER THE EXPIRATION DATE.

Response: The Company has revised the referenced disclosure as requested. See paragraphs 1, 2, 3, 4, 7, 8, 9 and 12 of Amendment No. 1.


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JULY 6, 2005
PAGE 2

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Number of Shares; Proration

2. WE NOTE YOUR STATEMENT IN THE LAST PARAGRAPH ON PAGE 3 THAT YOU WILL, "IN YOUR SOLE DISCRETION, DETERMINE THE PURCHASE PRICE." BECAUSE YOU HAVE ESTABLISHED A FORMULA ("THE LOWEST PRICE...THAT WILL ENABLE US TO PURCHASE 4,000,000 SHARES"), IT IS UNCLEAR WHY THE PURCHASE PRICE IS IN YOUR SOLE DISCRETION.

Response: The Company has revised the referenced disclosure to delete the language stating that the determination of the purchase price is in its sole discretion. See paragraph 1 of Amendment No. 1.

3. WE NOTE YOUR STATEMENT THAT A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR SHARES TENDERED AT EACH PRICE. WHERE APPROPRIATE, PLEASE CLARIFY WHETHER SEPARATE NOTICES OF WITHDRAWAL MUST BE SUBMITTED FOR SHARES TENDERED AT EACH PRICE.

Response: The Company has revised the referenced disclosure to clarify that stockholders may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the necessary information is included in the notice or notices. See paragraph 6 of Amendment No. 1.

Procedures for Tendering Shares

4. WE NOTE YOUR STATEMENT ON PAGE 12 THAT "OUR INTERPRETATION OF THE TERMS AND CONDITIONS TO THE OFFER, INCLUDING THE LETTER OF TRANSMITTAL AND THE INSTRUCTIONS THERETO, WILL BE FINAL AND BINDING ON ALL PARTIES." THE STATEMENT CREATES THE IMPRESSION THAT HOLDERS HAVE NO LEGAL RECOURSE REGARDING THE TERMS OF THE OFFER. EXPLAIN WHY YOU BELIEVE THIS STATEMENT IS APPROPRIATE WITHOUT PROVIDING AN OBJECTIVE STANDARD BY WHICH YOU WILL MAKE A DETERMINATION.

Response: The Company has revised the referenced disclosure to provide for an objective standard that requires the Company's interpretation of the terms and conditions of the Offer, including the Letter of Transmittal and the instructions thereto, to be a "reasonable" interpretation. See paragraph 5 of Amendment No. 1.

Conditions of the Offer

5. YOU DISCLOSE ON PAGE 15 A CONDITION TO THE OFFER IS WHETHER THERE ARE ANY MATERIAL CHANGES IN EXCHANGE RATES. THIS CONDITION IS TOO BROAD IN THAT IT INCLUDES BOTH POSITIVE AND NEGATIVE EFFECTS AND DOES NOT IDENTIFY THE EXCHANGE RATES TO WHICH YOU REFER. REVISE YOUR DISCLOSURE TO CLARIFY THOSE CHANGES THAT WOULD ALLOW AMENDMENT OR TERMINATION OF THE OFFER SO THAT SECURITY HOLDERS WILL HAVE THE ABILITY TO OBJECTIVELY DETERMINE WHETHER THE CONDITION HAS BEEN TRIGGERED.

Response: The Company has deleted the referenced condition. See paragraph 10 of Amendment No. 1.

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JULY 6, 2005
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6.       WE NOTE THAT THE OFFER IS SUBJECT TO THE CONDITION THAT THE COMPANY
         WILL REMAIN LISTED ON THE NASDAQ AND OR TO BE HELD THAN LESS THAN 300 PEOPLE. HOWEVER, WE ALSO NOTE THAT YOU MAY ENGAGE IN POSSIBLE FUTURE PURCHASES OF ADDITIONAL SHARES OF COMMON STOCK. PLEASE BE ADVISED THAT ANY OF THESE TRANSACTIONS MAY CONSTITUTE THE FIRST STEP IN A FUTURE GOING PRIVATE TRANSACTION. SEE RULE 13E-3(a)(3).

Response:  The Company acknowledges receipt of the Commission's advice.

Extension of the Tender Offer; Termination; Amendment

7. WE NOTE YOUR STATEMENT ON PAGE 27 THAT YOU "EXPRESSLY RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO TERMINATE THE OFFER AND NOT ACCEPT FOR PAYMENT OR PAY FOR ANY SHARES NOT THERETOFORE ACCEPTED FOR PAYMENT OR PAID FOR..." THE RIGHT TO INDISCRIMINATELY TERMINATE THE OFFER APPEARS TO BE SO BROAD AS TO RENDER THE OFFER ILLUSORY.

Response: The Company has revised the referenced disclosure. See paragraph 11 of Amendment No. 1.

Closing Information

IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

         - THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILINGS;

         - STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS IN THE FILINGS REVIEWED BY THE STAFF DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

         - THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

Response: The Company has provided the Staff with the requested statement as Exhibit A to this letter.

         We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1754 or Steven Della Rocca of this office at (212) 906-1330.

                                Truly yours,

                                /s/ John Giouroukakis

                                John Giouroukakis
                                of Latham & Watkins LLP

cc:      Richard S. Wallington, Books-A-Million, Inc.
         Steven Della Rocca, Latham & Watkins LLP

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                                                                       EXHIBIT A


                              BOOKS-A-MILLION, INC.
                               402 INDUSTRIAL LANE
                            BIRMINGHAM, ALABAMA 35211

                                  JULY 6, 2005

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Books-A-Million, Inc.
                  Schedule TO-I filed June 23, 2005 (File No. 5-43790)

Ladies and Gentlemen:

         In response to staff comments, Books-A-Million, Inc., a Delaware corporation (the "Company") has filed herewith Amendment No. 1 to the Company's above-referenced Schedule TO-I filed with the U.S. Securities and Exchange Commission (the "Commission") on June 23, 2005. In this regard, the Company acknowledges that:

         1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        BOOKS-A-MILLION, INC.


                                        By: /s/ Richard S. Wallington
                                            ------------------------------
                                            Name: Richard S. Wallington
                                            Title: Chief Financial Officer